Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-6(b) under the

Securities Exchange Act of 1934, as amended

Filer: Allergan, Inc.

Subject Company: Allergan, Inc.

Form S-4 File No. 333-201242

DATE:	February 10, 2015
TO:	All Employees of Actavis and Allergan
FROM:	Bill Meury, EVP and President Branded Pharmaceuticals
RE:	U.S. Branded Pharma Proposed Leadership Team

Over the past several weeks, colleagues from both Actavis and Allergan have been working hard to design the U.S. Branded Pharma organization to unlock the full potential of the combined company. We have assembled industry-leading talent across marketing, sales, and operations. Our team will be relentlessly focused on our customers -- physicians and the patients they serve. Everyone will be charged with thinking as a true owner, with a premium on bringing forward value-generating ideas. We will have a clear bias for action, and bring energy to everything that we do.

In this spirit, I am pleased to announce the proposed leadership team effective upon the close of the transaction.

U.S. Branded Pharma Commercial Leadership Team (CLT)

The CLT is charged with the development and execution of strategies that drive top and bottom line growth. They have specific responsibility for their own therapeutic or functional area, but play a dual role in maximizing performance portfolio-wide.

Each CLT member will report directly to me. Additionally, the CLT will include representation from HR and finance.

Next Level Announcements

Protecting our customers from disruption during pre-integration planning remains among our top priorities. We cannot afford to lose the momentum the combined team has worked so hard to create. We believe the field force is the single biggest lever to drive performance, so we are taking a very deliberate approach to ensure they are positioned to win going forward.

As such, we are not yet able to make any integration-related announcements regarding our customer-facing colleagues at this time. We do expect to provide additional clarity closer to deal closing, and will communicate more in the coming weeks. Below please find the next level announcements, excluding those customer-facing positions.

Brand Teams & Integrated Sales and Marketing Teams

Brand teams will be organized into seven therapeutic areas (see chart below). Eye Care (including Retina), Urology, and Neurosciences will continue to operate as integrated sales and marketing teams based in Irvine. CNS, Cardiovascular, GI & Cystic Fibrosis, Women’s Health, and Anti-Infective will continue to operate functionally, with marketing and sales reporting separately. We believe this hybrid model will help us maintain business continuity and customer focus across multiple customer segments and channels, while facilitating the sharing of best practices and capabilities across the entire commercial team.

Steve Closter will lead the marketing team for Anti-Infectives and Established Brands with the following direct reports:

—	Helen Chang (Dalvance)
—	Michael Kuderka (Established Brands)
—	Siddharth Sehgal (Teflaro)
—	Rolf Wagennar (Avycaz)

Herm Cukier will lead the marketing team for Women’s Health with the following direct reports:

—	Molly Deiss (Oral Contraceptives)
—	Aimee Lenar (Liletta)
—	Glenn McAnanama (Fertility)
—	Josephine Pedalino (Menopause Management)
—	Open (Esmya & Biosimilars)

Marc Forth will lead the Neurosciences (Botox) team with the following direct reports:

—	Marina Allen (Reimbursement)
—	Mark Glackin (Marketing)
—	Ashley Hutchison (Marketing)
—	Sales Positions – To be announced at a future date

Will Kane will lead the marketing team for CNS & Cardiovascular with the following direct reports:

—	Tyana Kurtz (Viibryd, Fetzima)
—	Jennifer Rinaldo (Cariprazine)
—	Donna Roche (Bystolic)
—	Julie Snyder (Namenda, Namenda XR)
—	Open (Saphris)

Dave LeCause will lead the Eye Care team with the following direct reports:

—	David Gibson (Optometry Marketing)
—	Aziz Mottiwala (Marketing)
—	Open (Retina)
—	Sales Positions – To be announced at a future date

Lori Lyons will lead the Urology team with the following direct reports:

—	Tara Capalbo (Marketing Botox, Rapaflo)
—	Joseph Wilmoth (Sales Training)
—	Sales Positions – To be announced at a future date

Chuck Sabino will lead the marketing team for Gastrointestinal and Cystic Fibrosis brands with the following direct reports:

—	Chris Knowles (Mesalamines – Delzicol, Asacol HD, Canasa)
—	Debra Marchese (Linzess)
—	Jorge Martinez (Eluxadoline)
—	Laura Mastrosimone (Enzymes – Viokase, Zenpep, Ultresa)
—	Open (Relamorelin, Carafate & New Products)

Sales & Customer Facing Teams

Jerry Lynch will lead the sales, sales operations, sales analytics and training teams with the following direct reports:

—	Adrian Drew (Sales Operations – Fleet, Samples, Meeting Planning)
—	Shawn Peter (Training & Leadership Development)
—	Stuart Ragins (Sales Analytics and Sales Incentive Compensation)
—	Sales Positions – To be announced at a future date

*Sales analytics, operations, and incentive compensation will operate as Centers of Excellence. See below for additional information on Shared Commercial Services.

Mark Devlin will lead the Managed Markets teams including corporate/regional account teams, payer marketing, contract management, and strategic pricing teams with the following direct reports:

—	Joshua Parks (Strategic Pricing)
—	Michael Richardson (Contract Management & Analysis)
—	Open – Payer Marketing
—	Corporate Accounts – To be announced at a future date
—	Regional Accounts – To be announced at a future date
—	Trade – To be announced at a future date

Shared Commercial Services

Shared Commercial Services will be fully integrated “Centers of Excellence” and will provide support across the entire U.S. Branded Pharma team, while partnering with the U.S. Medical Aesthetics team. This includes business analytics, business insights including market research, marketing operations, sales analytics, sales operations, forecasting and managed care teams. They will be bi-coastal operations with team members co-located with their respective businesses wherever appropriate.

Tom Nee will lead the business analytics teams, with the following direct reports:

—	Jeff Johnson (Forecasting and Analytics)
—	Panos Lappas (Business Insights - NJ)
—	Lei Meng (Commercial Assessments)
—	Michael Strenn (Business Insights & Marketing Operations - CA)
—	Frank Truslo (Commercial Assessments)
—	Steven Warren (Commercial Assessments)
—	Christine Yeh-Calanog (Multi-Channel Marketing Operations - NJ)

Additionally, all Actavis Dermatology products (including Cordran Tape and Sarecycline) will report into the U.S. Medical Aesthetics business unit under Philippe Schaison. The Pacific Communications group will also be managed through Philippe’s team on a go forward basis.

Thank you for all that you continue to do to advance our business. Both companies delivered exceptional results in 2014 and 2015 is already off to a fast start. We have important work ahead, and we believe this team and operating model will position us well to deliver on our vision of “Growth Pharma”.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Actavis’ or Allergan’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Actavis’ or Allergan’s current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the Allergan acquisition, including future financial and operating results, Actavis’ or Allergan’s plans, objectives, expectations and intentions and the expected timing of completion of the transaction. It is important to note that Actavis’ and Allergan’s respective goals and expectations are not predictions of actual performance. Actual results may differ materially from Actavis’ or Allergan’s current expectations depending upon a number of factors affecting Actavis’ business, Allergan’s business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the Allergan acquisition; subsequent integration of the Allergan acquisition and the ability to recognize the anticipated synergies and benefits of the Allergan acquisition; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the acquisition), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite Allergan and Actavis shareholder approvals; the risk that a condition to closing of the Allergan acquisition may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the value of the Actavis shares to be issued in the transaction; the anticipated size of the markets and continued demand for Actavis’ and Allergan’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of product liability insurance on reasonable terms; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; periodic dependence on a small number of products for a material source of net revenue or income; variability of trade buying patterns; changes in generally accepted accounting principles; risks that the carrying values of assets may be negatively impacted by future events and circumstances; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; market acceptance of and continued demand for Actavis’ and Allergan’s products; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; the availability and pricing of third party sourced products and materials; successful compliance with governmental regulations applicable to Actavis’ and Allergan’s facilities, products and/or businesses; changes in the laws and regulations affecting, among other things, pricing and reimbursement of pharmaceutical products; changes in tax laws or interpretations that could increase Actavis’ consolidated tax liabilities; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Actavis’ and Allergan’s respective periodic public filings with the Securities and Exchange Commission, including but not limited to Actavis’ Annual Report on Form 10-K for the year ended December 31, 2013, as amended by Actavis’ Current Reports on Form 8-K filed on May 20, 2014 and December 5, 2014, Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014, in Warner Chilcott Limited’s Registration Statement on Form S-4 effective as of October 15, 2014, and the related prospectus, Allergan’s Annual Report on Form 10-K for the year ended December 31, 2013 and Quarterly Report on Form 10-Q for the quarterly period ended on September 30, 2014, and from time to time in Actavis’ and Allergan’s respective other investor communications. Except as expressly required by law, each of Actavis and Allergan disclaim any intent or obligation to update or revise these forward-looking statements.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Actavis and Allergan, Actavis has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendment No. 1 thereto, that contains a joint proxy statement of Actavis and Allergan that also constitutes a prospectus of Actavis. The registration statement was declared effective by the SEC on January 26, 2015. Each of Actavis and Allergan commenced mailing the joint proxy statement/prospectus to its shareholders or its stockholders on January 28, 2015. INVESTORS AND SECURITY HOLDERS OF ACTAVIS AND ALLERGAN ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Actavis and Allergan through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Actavis are available free of charge on Actavis’ internet website at www.Actavis.com or by contacting Actavis’ Investor Relations Department at (862) 261-7488. Copies of the documents filed with the SEC by Allergan are available free of charge on Allergan’s internet website at www.Allergan.com or by contacting Allergan’s Investor Relations Department at (714) 246-4766.

Participants in the Merger Solicitation

Actavis, Allergan, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Actavis and Allergan shareholders in connection with the proposed merger is set forth in the joint proxy statement/prospectus. Information about the directors and executive officers of Allergan is set forth in its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 26, 2014 and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of Actavis is set forth in Actavis’ proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 28, 2014 and certain of Actavis’ Current Reports on Form 8-K. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus filed with the above-referenced registration statement on Form S-4 and other relevant materials to be filed with the SEC when they become available.

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